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                                                                     EXHIBIT 4.6

                          DESCRIPTION OF CAPITAL STOCK

     The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the following documents:
(i) the Company's Restated Articles of Incorporation, as amended (the "Restated Articles"); (ii) the Company's Bylaws, as amended; (iii) the Rights Agreement dated as of March 4, 1991, between the Company and Chemical Shareholder Services Group, Inc., as Rights Agent; and (iv) the Warrant Agreement dated as of October 31, 1991 between the Company and Chemical Shareholder Services Group, Inc., as Warrant Agent.

     The authorized capital stock of Southdown comprises 40,000,000 shares of Common Stock, $1.25 par value, and 10,000,000 shares of Preferred Stock, $.05 par value (the "Preferred Stock").

COMMON STOCK

     At December 31, 1993, 17,045,809 shares of Common Stock were issued and outstanding and held of record by approximately 1,956 shareholders, and approximately 7.6 million shares were reserved for future issuance upon exercise of options granted under employee benefit plans or warrants or upon conversion of convertible securities, excluding 2,606,475 shares reserved for issuance upon conversion of the Company's Preferred Stock, $2.875 Cumulative Convertible Series D (the "Series D Preferred Stock").

     Subject to the preferences of each series of outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably (except as described below under the caption "-- Series C Preferred Stock") in all assets remaining after payment of liabilities and the liquidation preferences of each series of outstanding Preferred Stock. Each share of Common Stock generally entitles the holder to one vote on matters submitted to a vote of shareholders of the Company, including the election of directors. The Board of Directors of the Company is divided into three classes, as nearly equal in number as possible, having staggered three-year terms. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities. By the affirmative vote of the holders of 80% of the outstanding shares of all classes of the Company's stock entitled to vote in the election of directors, the Company's shareholders may remove any of the Company's directors from office. A similar vote is required to amend certain provisions of the Restated Articles. See "-- Change in Control Provisions." All of the outstanding shares of Common Stock are fully paid and nonassessable.

     Chemical Shareholder Services Group, Inc., a subsidiary of Chemical Banking Corporation, serves as the registrar and transfer agent for the Common Stock and the Series B Preferred Stock and Series D Preferred Stock described below.

WARRANTS TO PURCHASE COMMON STOCK

     In October 1991, the Company issued and sold an aggregate of 1,250,000 Warrants to purchase Common Stock (the "Warrants") pursuant to the terms of a Warrant Agreement dated as of October 31, 1991 (the "Warrant Agreement"), between the Company and First City, Texas -- Houston, N.A., as Warrant Agent. Chemical Shareholder Services Group, Inc. is now the Warrant Agent. Each Warrant entitles the holder to purchase one share of Common Stock at a price of $16 per share, subject to adjustment in certain circumstances, until 5:00 p.m. New York City time on October 31, 1996. The number and kind of securities purchasable upon exercise of the Warrants are subject to adjustment from time-to-time upon the occurrence of certain reclassifications, mergers or consolidations, stock splits, stock dividends, certain other distributions and events and certain issuances or sales of Common Stock at prices less than market value (as defined in the Warrant Agreement). In lieu of an adjustment to the number of shares of Common Stock issuable pursuant to the exercise of the Warrants, the Company may elect to issue additional Warrants.
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RIGHTS

     On March 4, 1991, the Board of Directors of the Company declared a dividend of one right to purchase preferred stock ("Right") for each outstanding share of the Company's Common Stock, to shareholders of record at the close of business on March 14, 1991. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Preferred Stock, Cumulative Junior Participating Series C, par value $.05 per share (the "Series C Preferred Stock"), at a purchase price of $60 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of March 4, 1991 (the "Rights Agreement") between the Company and First City, Texas-Houston, N.A., as Rights Agent. Chemical Shareholder Services Group, Inc. now serves as Rights Agent.

     The Rights are attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") have been distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Company's Board of Directors before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock outstanding (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 14, 2001, unless earlier redeemed or exchanged by the Company as described below. In the Rights Agreement, the Company has generally agreed to use its best efforts to cause the securities of the Company issuable pursuant to the exercise of Rights to be registered under the Securities Act, as soon as practicable after the Rights become exercisable, and to take such action as may be necessary to ensure compliance with applicable state securities laws.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon exercise or conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

     In the event (a "Flip-In Event") that a person becomes an Acquiring Person, (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its shareholders (a "Permitted Offer")) each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.
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     For example, at an exercise price of $60 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $120 worth of Common Stock (or other consideration, as noted above), based upon its then Current Market Price, for $60. Assuming that the Common Stock had a Current Market Price of $15 per share at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $60.

     In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a specified type of merger that follows a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company (or in certain cases its controlling person) having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

     The Purchase Price payable, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series C Preferred Stock,
(ii) if holders of the Series C Preferred Stock are granted certain rights or warrants to subscribe for Series C Preferred Stock or convertible securities at less than the current market price of the Series C Preferred Stock, or (iii) upon the distribution to holders of the Series C Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Series C Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series C Preferred Stock will be issued.

     At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. After the redemption period has expired, the Company's right of redemption may be reinstated prior to the occurrence of any Triggering Event if (i) an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and (ii) there are no other Acquiring Persons. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. Shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

     Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution
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Date. Thereafter, the provisions of the Rights Agreement may be amended by the
Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The provisions of the Rights and the Rights Agreement may in some cases discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase or similar means. These provisions are intended to discourage, or may have the effect of discouraging, partial tender offers, front-end loaded two-tier tender offers and certain other types of coercive takeover tactics and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes that these provisions, which are similar to those of many other publicly held companies, provide benefits by enhancing the Company's potential ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure the Company that outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement in their terms.

PREFERRED STOCK

     The Board of Directors is authorized to designate series of Preferred Stock and fix the powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon.

     Series A Preferred Stock. Pursuant to the terms of the Restated Articles, the Board of Directors has created a series of Preferred Stock consisting of 1,999,998 shares of Preferred Stock, $.70 Cumulative Convertible Series A (the "Series A Preferred Stock"). The Series A Preferred Stock is senior to the Series B Preferred Stock with respect to dividends and assets. As of December 31, 1993, 1,999,000 shares of Series A Preferred Stock were issued and outstanding. All such shares are fully paid and nonassessable.

     The Series A Preferred Stock (a) has a stated value and liquidation preference of $10 per share, plus accrued and unpaid dividends, (b) carries a cumulative dividend of $.70 per year, payable quarterly, and entitles the holders of a majority thereof to elect two directors if dividends are in arrears for at least 540 days, (c) is initially convertible into one-half of a share of Common Stock for each share of Series A Preferred Stock, subject to adjustment,
(d) is redeemable at the option of the Company at 120% of the stated value thereof (declining to 100% of the stated value after April 30, 1997) plus accrued and unpaid dividends, and (e) is entitled to one vote per share, voting as a class with the Common Stock and any other capital stock of the Company entitled to vote, on all matters submitted to shareholders. In addition, the holders of Series A Preferred Stock have certain class voting rights, including the right to approve certain mergers, consolidations and sales of assets; however, if a holder of Series A Preferred Stock does not grant a proxy to the Board of Directors to vote in favor of any such merger, consolidation or sale of assets, the Company may redeem such holder's shares of Series A Preferred Stock without the payment of any redemption premium. The Company has reserved 999,500 shares of Common Stock for issuance upon conversion of the Series A Preferred Stock.

     Series B Preferred Stock. Pursuant to the terms of the Restated Articles, the Board of Directors has created a series of Preferred Stock consisting of 960,000 shares of Preferred Stock, $3.75 Convertible Exchangeable Series B (the "Series B Preferred Stock"). The Series B Preferred Stock is junior to the Series A Preferred Stock with respect to dividends and assets. As of December 31, 1993, 959,000 shares of Series B Preferred Stock were issued and outstanding. All such shares are fully paid and nonassessable.

     The Series B Preferred Stock (a) has a stated value and liquidation preference of $50 per share, plus accrued and unpaid dividends, (b) carries a cumulative dividend of $3.75 per year, payable semi-annually, and entitles the holders of a majority thereof to elect two directors if dividends are in arrears for at least 180 days, (c) is initially convertible into two and one-half shares of Common Stock for each share of Series B Preferred Stock, subject to adjustment, (d) is redeemable at the option of the Company at the stated value thereof plus accrued and unpaid dividends, and (e) is entitled to one vote per share, voting as a class with the Common Stock and any other capital stock of the Company entitled to vote, on all matters submitted to shareholders. In addition, the holders of the Series B Preferred Stock have certain class voting rights. The Company has
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reserved 2,397,500 shares of Common Stock for issuance upon conversion of the
Series B Preferred Stock. In addition, the Series B Preferred Stock is exchangeable, in whole but not in part, at the option of the Company at any time for the Company's 7 1/2% Convertible Subordinated Debentures Due 2013 (the "Debentures") at a rate of $50 in principal amount of Debentures per share of Series B Preferred Stock, provided that all dividends on the Series B Preferred Stock have been paid through the date of such exchange. The Company's Restated Revolving Credit Facility requires the Company to obtain the consent of the lenders thereunder as a condition to the exchange of the Series B Preferred Stock for the Debentures.

     Series C Preferred Stock. In connection with the distribution of the Rights on March 14, 1991, the Board of Directors of the Company authorized 400,000 shares of Series C Preferred Stock, none of which are outstanding. The Series C Preferred Stock would be issued only upon the exercise of Rights and only if the Rights were exercised prior to a Flip-In Event or a Flip-Over Event. The Rights are not exercisable as of the date hereof. See "-- Rights." If issued, the Series C Preferred Stock would be junior to the Series A Preferred Stock, the Series B Preferred Stock and the Series D Preferred Stock with respect to dividends and assets.

     The Series C Preferred Stock has a liquidation preference of $100 per share, plus accrued and unpaid dividends and distributions (the "Series C Liquidation Preference"). Following the payment of the Series C Liquidation Preference, no additional distribution shall be made to the holders of shares of Series C Preferred Stock unless the holders of Common Stock have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series C Liquidation Preference by (ii) the Adjustment Number. The Adjustment Number initially is 100, and is subject to adjustment in the event the Company (i) declares any dividend on Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding Common Stock or (iii) combines the Common Stock into a smaller number of shares. Following the payment of the full amount of the Series C Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series C Preferred Stock and Common Stock, respectively, holders of Series C Preferred Stock and holders of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to one with respect to the Series C Preferred Stock and Common Stock, on a per share basis, respectively.

     If issued, the Series C Preferred Stock would carry a cumulative dividend per share equal to the greater of (i) $2.00 or (ii) subject to certain adjustments, the Adjustment Number times the aggregate per share amount of all cash dividends, and the Adjustment Number times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than dividends or distributions payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding quarterly dividend payment date for the Series C Preferred Stock. The Series C Preferred Stock is redeemable, at the option of the Company, at any time at a redemption price equal to the Adjustment Number times the current per share market price (as defined) of the Common Stock, together with accrued and unpaid dividends. Each share of Series C Preferred Stock entitles the holder thereof to the number of votes equal to the Adjustment Number for each share held and, except as otherwise provided by law, the Series C Preferred Stock votes together as a single class with the Common Stock and any other capital stock of the Company entitled to vote. The Series C Preferred Stock entitles the holders thereof (together with the holders of all Preferred Stock (other than the Series A Preferred Stock and the Series B Preferred Stock) upon which similar voting rights have been conferred) to elect two directors if dividends are in arrears for at least 540 days.

     Series D Preferred Stock. Pursuant to the terms of the Restated Articles, the Board of Directors has created of a series of Preferred Stock consisting of 1,725,000 shares of Preferred Stock, $2.875 Cumulative Convertible Series D. The Series D Preferred Stock ranks junior to the Series A Preferred Stock, pari passu with the Series B Preferred Stock, and is senior to any Series C Preferred Stock that may be issued. The Company issued and sold 1,775,000 shares of Series D Preferred Stock on January 27, 1994. All such shares are fully paid and non-assessable.

     The Series D Preferred Stock (a) has a stated value and liquidation preference of $50.00 per share plus accrued and unpaid dividends, (b) carries a cumulative annual dividend of $2.875 per share, payable quarterly, and entitles the holders thereof, voting together as a single class with all other series or classes of
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preferred stock which are pari passu with the Series D Preferred Stock as to dividends and which specifically state that they shall vote with the Series D Preferred Stock in such a case (which does not include the Series A Preferred Stock, the Series B Preferred Stock or, if any is issued, the Series C Preferred Stock), to elect two directors if dividends are in arrears for at least six quarterly dividend periods, (c) is initially convertible into 1.511 shares of Common Stock for each share of Series D Preferred Stock, subject to adjustment,
(d) may be converted at the option of the Company, in whole but not in part, at any time on and after January 27, 1997 and until January 27, 2001, if for at least 20 trading days within a period of 30 consecutive trading days, including the last trading day of such 30 trading day period, the closing price of the Common Stock equals or exceeds 130% of the conversion price, into 1.511 shares of Common Stock, subject to adjustment, (e) is redeemable at the option of the Company at 100% of the started value thereof plus accrued and unpaid dividends on and after January 27, 2001, and (f) is entitled to one vote per share, voting as a class with the Common Stock and any other capital stock of the Company entitled to vote, on all matters submitted to shareholders. In addition, the Series D Preferred Stock has certain class voting rights. The Company has reserved 2,606,475 shares of Common Stock for issuance upon conversion of the Series D Preferred Stock.

CHANGE IN CONTROL PROVISIONS

     Charter Provisions. The Restated Articles require the affirmative vote or consent of the holders of 80% of all classes of stock of the Company entitled to vote in the election of directors to approve (a) any merger or consolidation of the Company with or into any other corporation, (b) any sale or lease of all or any substantial part of the assets of the Company or (c) any sale or lease to the Company or any subsidiary thereof of assets with an aggregate fair market value of $2 million or more in exchange for voting securities of the Company or any subsidiary thereof (or securities convertible into or exchangeable for such securities), if as of the record date for the determination of shareholders entitled to vote or consent with respect to such merger, consolidation, sale or lease, the other party to such transaction is the beneficial owner (as defined), directly or indirectly, of 5% or more of the outstanding shares of stock of the Company entitled to vote in the election of directors ("5% Beneficial Owner"). The foregoing provisions of the Restated Articles are inapplicable to (a) any merger or similar transaction if the Board of Directors of the Company has approved a memorandum of understanding with such other corporation prior to the time such corporation became a 5% Beneficial Owner or (b) transactions with a majority-owned subsidiary of the Company.

     Statutory Provision. Although the constitutionality of the control share provisions of the Louisiana Business Corporation Law ("LBCL") has not been judicially determined, the Company believes that it is an "issuing public corporation," subject to the control share provisions of the LBCL. Under the control share provisions of the LBCL, the voting rights of the Company's shares of voting stock are limited under certain circumstances. Subject to certain exceptions, generally if "control shares" of the Company are acquired in a "control share acquisition," the LBCL provides that such shares have the voting rights they had before the control share acquisition only to the extent granted by resolution of the shareholders of the Company. Such resolution must be adopted by a majority of all votes entitled to be cast, excluding all "interested shares."

     "Interested shares" are defined as shares of the Company in respect of which any of the following persons may exercise or direct the exercise of the voting power of the Company in the election of directors: (a) an acquiring person or member of a group with respect to a control share acquisition, (b) any officer of the Company, or (c) any employee of the Company who is also a director of the Company. "Control shares" are defined generally as shares that, but for the control share provisions of the LBCL, would have voting power with respect to shares of the Company that, when added to all other shares of the Company owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of the voting power of the Company in the election of directors within any of the following ranges of voting power:
(a) one-fifth or more but less than one-third of all voting power, (b) one-third or more but less than a majority of all voting power, or (c) a majority or more of all voting power. Subject to certain exceptions, a "control share acquisition" means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares.

     Under certain circumstances (including, but not limited to, the giving of an undertaking by the acquiring person to pay the Company's expenses of the meeting and, under certain circumstances, the obtaining by such person of commitments for the financing of any cash portion of the consideration to be paid), an acquiring person may compel the calling of a special meeting of the Company's shareholders for the purpose of considering the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition. Unless the acquiring person agrees in writing to another date, the special meeting of shareholders shall be held within fifty days after the date on which definitive proxy materials (within the meaning of the Securities Exchange Act of 1934, as amended, and the regulations thereunder) related to the special meeting on behalf of the acquiring person and the Board of Directors of the Company have been filed with the Securities and Exchange Commission.

     The Company's Bylaws provide that (i) if no acquiring person statement is filed by the acquiring person or (ii) if full voting rights are not approved, the Company may redeem control shares acquired in a control share acquisition
(a) in the case of (i), within 60 days after the last acquisition of control shares by an acquiring person and (b) in the case of (ii), at any time during the period ending two years after the shareholder vote with respect to the voting rights of such control shares. Any such redemption shall be made at the fair value of the control shares and pursuant to such procedures as may be adopted by the Board of Directors of the Company. If control shares acquired in a control share acquisition representing a majority or more of all voting power are accorded full voting rights, then all shareholders of the Company will have dissenters' rights to receive the fair cash value of their shares, such amount not to be less than the highest price per share paid by the acquiring person in the control share acquisition.